02045850

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act or 1934

For the month of June, 2002

PE 6-28-02

Voyus Ltd.
(SEC File No: 000-30768)

Reid House
31 Church Street
Hamilton, HM Bermuda
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Voyus Ltd.

Date July 4/02

By:__________________
Basil Peters, Chairman

WM

News Release

Voyus/PCSupport.com Merger Moves Ahead

TSXV Trading Symbol: VCS.U

Hamilton, Bermuda, June 13, 2002 – Voyus Ltd. ("Voyus" or the "Company") today announced it continues to advance its proposed business combination with PCSupport.com Inc. ("PCSupport") (OTTCBB: PCSP), announced on May 23, 2002.

Voyus and PCSupport have now signed an interim operating agreement that defines and controls the operating relationship of the two companies pending completion of the merger transaction, expected to occur not later than October 15, 2002. The interim agreement is intended to make possible the operating benefits of the combination during the interim period that the companies are still separate.

"This agreement is a milestone in bringing the two companies together quickly and cost effectively," said Shawn Chute, CEO of Voyus. "Over the past month we have been able to realize significant cost reductions in both organizations by removing redundant expenses and resources. With this agreement we can now start to realize benefits from cross marketing and other operating synergies."

"At Voyus, we have developed a complete Networked Desktop and Server solution encompassing voice, remote and onsite IT services giving businesses a *"**single point of contact**"* for their all of their IT needs. PCSupport has developed a complete outsourced Help-Desk solution, ***MyHelpDesk***, aimed at stand-alone PC's sold through third parties such as ServiceNet. Voyus' strengths are in the monitoring and management of networked devices remotely and onsite, while PCSupport's strengths are in the agent (online technician) management, self-help, knowledge libraries, chat and email components. Coupling the two technologies, processes and service offerings creates a broader ***Managed Services Offering*** than that available from anyone else in our industry"

Separately, the Company has begun marketing its US$650,000 financing, announced May 17, 2002. The proceeds from the private placement will be used to fund the combination with PCSupport and for general working capital.

About Voyus (www.voyus.com)
Voyus provides a complete suite of Managed IT Services that reduce overall costs and increase productivity for its business customers. Voyus' technology automates the entire desktop and server management process, simplifying IT management and reducing technical support challenges.

Voyus helps businesses budget for IT by determining when, where and why IT dollars are spent and how they correspond to overall business objectives. Once a business' IT needs are determined, Voyus provides comprehensive subscription-based IT service bundles that simplify essential IT management.

Subscription-based services include Voyus' technical Help Desk, 24 x 7 remote monitoring, remote control and online support as well as onsite service and email protection. Together these services guarantee 100% problem resolution. In addition, Voyus provides full consulting, web site management services, project management and implementation services.

FOR FURTHER INFORMATION PLEASE CONTACT:

Voyus Canada Inc.

Steve Smith/Zak Dingsdale

Investor Relations

Tel: (604) 642-0115

Email: ssmith@voyus.com

News Release

TSX Trading Symbol: VCS.U

Voyus to provide Managed IT Services for Drug Royalty Corporation

VANCOUVER, BC – June 19, 2002 - Voyus Canada Inc. (Voyus), a wholly owned subsidiary of Voyus Ltd. (TSX: VCS.U), today announced that Drug Royalty Corporation of Toronto has selected Voyus to provide a complete suite of outsourced IT solutions to support their networked infrastructure.

Drug Royalty is uniquely positioned to enhance shareholder value by participating in the expansion of the healthcare industry through a diversified program of current and long-term royalty interests.

Behzad Khosrowshahi, President and CEO said, "We focus on investing in royalty streams in the Health Care Industry. Our goals are to strengthen our existing portfolios and to continue to attract high quality, innovative and leading edge products that will have a lasting impact in the area of life sciences. We have no focus in Information Technology. Voyus has been providing IT services to Inwest Investments, our Vancouver based parent company and we want to take advantage of Voyus' national presence to standardize services we receive in each of our offices. This allows us to focus on our business and Voyus to focus on theirs."

"Drug Royalty is a great example of how Voyus works with businesses to lower IT costs and improve overall efficiencies," said Shawn Chute CEO Voyus. "Our relationship began in Vancouver with Drug Royalty's parent company Inwest Investments. We began to understand their overall IT needs by providing their management with a comprehensive IT assessment. From this Voyus laid out options designed to meet their current and future corporate growth plans. As Inwest acquired Drug Royalty in Toronto, they knew Voyus' national presence and comprehensive services offering could provide the same set of services in any region. The final result is a cost effective "*Managed Services*" solution whereby Voyus will provide Drug Royalty with a "*single point of contact*" for all frontline desktop and server support, lowering their IT costs."

About Drug Royalty (www.drugroyalty.com)

Drug Royalty is an innovative and profitable Canadian company involved in the international life science industry. Established in 1992, DRC was designed to participate in the growth from the global healthcare industry by investing in royalty streams generated from pharmaceutical products. Drug Royalty has royalty interests of $53 million.

About Voyus (www.voyus.com)

Voyus provides a complete suite of Managed IT Services that reduce overall costs and increase productivity for its business customers. Voyus' technology completely automates the entire desktop and server management process, simplifying IT management and reducing technical support challenges for its customers.

Voyus helps businesses budget for IT by determining when, where and why IT dollars are spent and how they correspond to overall business objectives. Once a business' IT needs are determined, Voyus provides comprehensive subscription-based IT service bundles that simplify essential IT management.

Subscription-based services include technical Help Desk, 24 x 7 remote monitoring, remote control and online support as well as onsite service and email protection services guaranteeing 100% problem resolution. In addition, Voyus provides full consulting, web site management services, project management and implementation services.

For further information, please contact:

Steve Smith/Zak Dingsdale

Investor Relations

(604) 642-0115

Email: ssmith@voyus.com